As filed with the Securities and Exchange Commission on July 11, 2005

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Prudential Public Limited Company

Laurence Pountney Hill, London EC4R 0HH, England

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The following is hereby incorporated by reference, in its entirety, in Prudential plc’ s registration statement on Form F-3 (file number 333-117208).

PRUDENTIAL PLC FIRST QUARTER 2005 NEW BUSINESS RESULTS

•                  Good start to the year across all businesses.

All comparisons in the narrative below are quoted at constant exchange rates (CER).  The use of CER is explained in note 1a to the schedules.

Prudential’s Group Finance Director, Philip Broadley, commented:

“This is a strong start to the year, continuing the momentum built across the Group in 2004 with good performances from all our businesses.

Double digit sales growth for Prudential UK & Europe included strong sales of unit-linked bonds and annuities. The partnerships channel saw significant year-on-year growth and this will be enhanced by further distribution opportunities with St James’s Place, Barclays and National Australia Bank.

In the US, Jackson National Life’s (JNL) total quarterly sales of variable annuities exceeded $1 billion for the first time.

In Asia, both Korea and India recorded their highest quarterly sales and sales in Malaysia increased significantly. In China we were pleased to announce three new city licences during the quarter.

M&G reported gross inflows of £2.1billion, nearly three times higher than the first quarter of 2004.

We maintain the positive outlook set out in our preliminary results announcement on March 2, 2005. Our businesses across all regions continue to perform strongly and are well positioned to take advantage of the opportunities in their respective markets.”

UK and Europe Insurance Operations

Sales for Prudential UK and Europe were up on the first quarter of 2004.  This principally reflected strong growth in sales of unit-linked bonds and annuities.

Sales out-performed the first quarter of last year in each distribution channel: Direct to Customer; Business to Business (B2B); Intermediaries; and Partnerships.

Prudential UK is a market leader in annuities. Sales of individual annuities were up on the first quarter of 2004 due to increased sales through most distribution channels. Bulk annuities were up on 2004 due to 16 scheme wins.

Sales of unit-linked products increased significantly in 2004 and this trend continued into 2005. This increase more than offset the decline in sales of with-profits products from the levels seen in the first quarter of 2004. However, Prudential believes that with-profits continues to be an attractive investment for policyholders when provided by a financially strong and well-managed fund. Our with-profits fund has delivered a total pre-tax return of 20.7 per cent over the last five years while the FTSE 100 fell by 20 per cent. This enabled Prudential UK to maintain annual bonuses and increase policy values for nearly all its 5.5 million with-profits policyholders in 2005.

Prudential re-entered the critical illness protection market with guaranteed rates in March 2005. Earlier this month it launched both on-line and telephone underwriting across its range of protection products, which will substantially reduce the processing time for new business for Independent Financial Advisers (IFAs). Credit Life sales remained strong.

In October 2004 we launched PruHealth, an innovative UK healthcare product that links health and fitness to the cost of medical insurance. As PruHealth is not a life insurance product, its premium income is not reported as new business sales; for the first quarter of 2005, the gross written premiums were £1 million. Support for PruHealth is strong in the IFA channel and its rate of growth is accelerating.

Further enhancements to sales processes and greater use of work-site marketing contributed to an increase in B2B corporate pensions on the first quarter of 2004. DWP rebates decreased on 2004 as customers have been encouraged to consider contracting back into the second state pension.

Sales through the partnerships channel have increased year-on-year as more business was written through new agreements. A further agreement was signed with St. James’s Place in January (for the sale of annuities) and in March, Barclays announced its intention to appoint Prudential UK as one of its nominated multi-tie product providers. Yesterday, Prudential announced an agreement with National Australia Bank (NAB) under which NAB will sell Prudential’s annuity products (on an exclusive basis) and healthcare products through their Clydesdale and Yorkshire Bank networks.

Prudential UK has continued to make good progress with multi-tie networks. In the first quarter of 2005, it was appointed to the Burns Anderson regulated multi-tie panel and by Tenet to work on the design of its multi-tie proposition.

Prudential UK has made an encouraging start in 2005. Its new business growth exceeded our expected growth rate for the year.

Jackson National Life (JNL)

Sales for the first quarter were up on the first quarter of 2004. Total quarterly sales of variable annuities exceeded $1 billion for the first time. Total retail sales were in line with the first quarter of 2004. Institutional sales were higher than the same period last year.

Total sales of variable annuities exceeded $1 billion, with particularly strong sales in March of over $400 million (establishing a monthly sales record). JNL remains a top-10 player in the variable annuity market. Its variable annuity assets grew 36 per cent in 2004 compared with industry growth of 12 per cent. The rate of take-up of the fixed account option for this product was 28 per cent, compared with 25 per cent in the first quarter of 2004.

Sales of fixed annuities were down on the first quarter of 2004, reflecting the flattened yield curve, which has made rates on short-term certificates of deposits (CDs) more attractive to customers.

Fixed index annuities sales were up on the first quarter of 2004, reflecting customers’ increasing preference for fixed products with the potential for higher returns linked to equity index performance.

Sales of life products increased in the first quarter of 2005. JNL’s continued focus on developing its life business through the creation of a dedicated distribution team in 2003 has helped generate a significant increase in life sales. The company also entered the variable universal life market in March 2004 and introduced its second VUL product in January 2005.

Curian Capital, which provides innovative fee-based separately managed accounts, had deposits of £117 million, up 24 per cent over the first quarter of 2004. In its first full two years of operation, Curian has accumulated US$1,213 million (£642 million) of funds under management.

Sales of institutional products were up on the first quarter of 2004 reflecting favourable market conditions in this sector. In general, the market is more active in the first quarter as companies begin to address their funding needs for the year. In addition, there was a brief window in the first quarter of 2005 during which spreads were attractive and we were able to opportunistically place business.

Performance in the first quarter was in line with our expectations for the year. We expect the US market to grow at about 4 per cent in 2005 and JNL to grow sales at around twice this rate as current conditions continue to favour companies which have a range of variable and fixed annuity product offerings, a relationship-based distribution model and award-winning service.

Prudential Corporation Asia

Prudential’s Asian operations continue to show solid new business growth overall and reflect our focus on building a profitable and sustainable business. Sales were up over the same period last year.

Both Korea and India achieved very strong results in the first quarter with record quarterly sales. In Korea this reflects the continuing popularity of the Variable Universal Life product and the development of the tied and general agency channels that are compensating for increased competition in the direct channel. In India growth reflects the ongoing building of scale in the operation as agent numbers grow and geographic coverage increases.

In the more established markets, Malaysia had a very good first quarter with sales up on the same quarter last year, reflecting successful sales and productivity programmes. Taiwan sales were down on the first quarter of 2004 as we focus on quality new business rather than pursuing volume. Its proportion of unit-linked business increased from 47 per cent in the first quarter of 2004 to 54 per cent in the first quarter of 2005. Singapore sales grew due to regular premium business growing, reflecting our market leading position in this more profitable sector of the market. Hong Kong sales grew, driven by continuing growth from the bancassurance distribution channel.

In China our geographic expansion is progressing and sales were up over the first quarter of 2004. Prudential’s joint venture with China International Trust and Investment Corporation (CITIC) is the country’s leading joint venture in terms of sales and we now have seven city licences, including three announced during the quarter in Foshan, Dongguan and Wuhan, as well as a group life insurance licence.

In Japan, sales were slow as our focus remains on strengthening our bancassurance and Financial Advisory model. Indonesia sales were in line with the first quarter in 2004, as it continues the steady rebuilding of momentum following the bankruptcy claim that affected the business for part of last year. Sales of Prudential Corporation Asia’s ‘Other’ operations primarily reflected sales in Vietnam where industry growth has softened over the last year following the initial growth since the liberalisation of the market.

Total investment product funds under management are £8.1 billion, up 13 per cent on 2004. Net investment product inflows were £209 million, down 31 per cent on the same quarter in 2004.  Strong net inflows in Japan of £365 million, and in Korea of £314 million were partially offset by net outflows in Taiwan of £163 million where industry-wide concerns over the liquidity of some bond funds have unsettled the market. In India, net outflows of £231 million reflect anticipated end of year tax planning by many unit holders.

We are confident of our ability to grow strongly and profitably in Asia: the opportunities in our newer markets, coupled with the strength of our larger operations, should enable us to accelerate our level of sales growth in 2005.

M&G

M&G has made a strong start to the year with overall gross fund inflows in the quarter of £2.1 billion, nearly three times greater than the previous year. Overall net fund inflows were £1.3 billion, a significant improvement on the first quarter of last year when there were net outflows of £886 million.

Gross fund inflows within M&G’s retail businesses more than doubled to £801 million, resulting in net fund inflows of £220 million against a small net outflow last year. This improvement was due to increased equity and property sales in the UK and strong growth from its international businesses.

M&G’s institutional businesses delivered gross fund inflows of £1.3 billion, boosted by a one-off contribution of £967 million from Prudential Property Investment Managers (PruPIM). This related to the transfer of 50% of Prudential’s economic interests in three UK shopping centres into new external vehicles which PruPIM will continue to manage. Net inflows of £1.0 billion compare to net outflows of £879 million last year when the figures reflected a single large segregated withdrawal following a change of strategy by the client.

Egg

Egg announced its first quarter 2005 results on April 27, 2005.

Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world’s leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has £187 billion in assets under management, as at December 31, 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain “forward-looking statements” with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words “believes”, “intends”,  “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking.  By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits.  As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

Schedule 1A - Constant Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2005

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK & Europe			US (1a)			Asia (1a)			Total
	2005 Q1 YTD	2004 Q1 YTD	+/- (%)	2005 Q1 YTD	2004 Q1 YTD	+/- (%)	2005 Q1 YTD	2004 Q1 YTD	+/- (%)	2005 Q1 YTD	2004 Q1 YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	1,713	1,481	16%	1,256	1,157	9%	278	264	5%	3,247	2,902	12%
Total Investment Products - Gross Inflows (2)	2,092	722	190%	—	—	—	4,635	5,046	(8)%	6,727	5,768	17%
Group Total	3,805	2,203	73%	1,256	1,157	9%	4,913	5,310	(7)%	9,974	8,670	15%

INSURANCE OPERATIONS

	Single			Regular			Total
	2005 Q1 YTD	2004 Q1 YTD	+/- (%)	2005 Q1 YTD	2004 Q1 YTD	+/- (%)	2005 Q1 YTD	2004 Q1 YTD	+/- (%)
	£m	£m		£m	£m		£m	£m

UK Insurance Operations :
Direct to Customer:
Individual Pensions	4	3	33%	2	2	0%	6	5	20%
Life - With Profit Bond	2	3	(33)%	—	—	—	2	3	(33)%
Life - Other	—	—	—	—	—	—	—	—	—
Individual Annuities	167	151	11%	—	—	—	167	151	11%
Sub-Total	173	157	10%	2	2	0%	175	159	10%
DWP Rebates	234	252	(7)%	—	—	—	234	252	(7)%
Total	407	409	(0)%	2	2	0%	409	411	(0)%

Business to Business:
Corporate Pensions	56	40	40%	31	31	0%	87	71	23%
Individual Annuities	49	48	2%	—	—	—	49	48	2%
Bulk Annuities	215	139	55%	—	—	—	215	139	55%
Total	320	227	41%	31	31	0%	351	258	36%

Intermediated Distribution :
Individual Pensions	21	16	31%	5	5	0%	26	21	24%
Corporate Pensions	10	65	(85)%	2	2	0%	12	67	(82)%
Life - With Profit Bond	33	54	(39)%	—	—	—	33	54	(39)%
Life - Other Bond	226	142	59%	—	—	—	226	142	59%
Life - Other	—	—	—	1	1	0%	1	1	0%
Individual Annuities	269	228	18%	—	—	—	269	228	18%
Sub-Total	559	505	11%	8	8	0%	567	513	11%
DWP Rebates	80	92	(13)%	—	—	—	80	92	(13)%
Total	639	597	7%	8	8	0%	647	605	7%

Partnerships :
Life - With Profit Bond	—	1	—	—	—	—	—	1	—
Life - Other	198	164	21%	—	—	—	198	164	21%
Individual Annuities	44	23	91%	—	—	—	44	23	91%
Bulk Annuities	25	—	—	—	—	—	25	—	—
Total	267	188	42%	—	—	—	267	188	42%

Total :
Individual Pensions	25	19	32%	7	7	0%	32	26	23%
Corporate Pensions	66	105	(37)%	33	33	0%	99	138	(28)%
Life - With Profit Bond	35	58	(40)%	—	—	—	35	58	(40)%
Life - Other Bond	226	142	59%	—	—	—	226	142	59%
Life - Other	198	164	21%	1	1	0%	199	165	21%
Individual Annuities	529	450	18%	—	—	—	529	450	18%
Bulk Annuities	240	139	73%	—	—	—	240	139	73%
Sub-Total	1,319	1,077	22%	41	41	0%	1,360	1,118	22%
DWP Rebates	314	344	(9)%	—	—	—	314	344	(9)%
Total UK Insurance Operations	1,633	1,421	15%	41	41	0%	1,674	1,462	15%

European Insurance Operations : (1a)
Insurance Products	39	19	105%	—	—	—	39	19	105%
Total European Insurance Operations	39	19	105%	—	—	—	39	19	105%

Total UK & European Insurance Operations	1,672	1,440	16%	41	41	0%	1,713	1,481	16%

US Insurance Operations : (1a)
Fixed Annuities	165	323	(49)%	—	—	—	165	323	(49)%
Fixed Index Annuities	127	69	84%	—	—	—	127	69	84%
Variable Annuities	548	460	19%	—	—	—	548	460	19%
Life	4	1	300%	2	2	0%	6	3	100%
Sub-Total Retail	844	853	(1)%	2	2	0%	846	855	(1)%
Guaranteed Investment Contracts	50	18	178%	—	—	—	50	18	178%
GIC - Medium Term Note	360	284	27%	—	—	—	360	284	27%
Total US Insurance Operations	1,254	1,155	9%	2	2	0%	1,256	1,157	9%

Asian Insurance Operations : (1a)
China	1	3	(67)%	4	3	33%	5	6	(17)%
Hong Kong	52	50	4%	17	16	6%	69	66	5%
India (@26%) (6)	1	1	0%	18	11	64%	19	12	58%
Indonesia	15	12	25%	7	8	(13)%	22	20	10%
Japan	5	3	67%	1	2	(50)%	6	5	20%
Korea	4	20	(80)%	27	14	93%	31	34	(9)%
Malaysia	2	2	0%	12	8	50%	14	10	40%
Singapore	45	50	(10)%	11	10	10%	56	60	(7)%
Taiwan	24	10	140%	22	31	(29)%	46	41	12%
Other (4)	2	2	0%	8	8	0%	10	10	0%
Total Asian Insurance Operations	151	153	(1)%	127	111	14%	278	264	5%

Group Total	3,077	2,748	12%	170	154	10%	3,247	2,902	12%

Schedule 1B - Actual Exchange Rates

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2005

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK & Europe			US (1b)			Asia (1b)			Total
	2005 Q1 YTD	2004 Q1 YTD	+/- (%)	2005 Q1 YTD	2004 Q1 YTD	+/- (%)	2005 Q1 YTD	2004 Q1 YTD	+/- (%)	2005 Q1 YTD	2004 Q1 YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	1,713	1,481	16%	1,256	1,190	6%	278	264	5%	3,247	2,935	11%
Total Investment Products - Gross Inflows (2)	2,092	722	190%	—	—	—	4,635	4,909	(6)%	6,727	5,631	19%
Group Total	3,805	2,203	73%	1,256	1,190	6%	4,913	5,173	(5)%	9,974	8,566	16%

INSURANCE OPERATIONS

	Single			Regular			Total
	2005 Q1 YTD	2004 Q1 YTD	+/- (%)	2005 Q1 YTD	2004 Q1 YTD	+/- (%)	2005 Q1 YTD	2004 Q1 YTD	+/- (%)
	£m	£m		£m	£m		£m	£m

UK Insurance Operations :
Direct to Customer:
Individual Pensions	4	3	33%	2	2	0%	6	5	20%
Life - With Profit Bond	2	3	(33)%	—	—	—	2	3	(33)%
Life - Other	—	—	—	—	—	—	—	—	—
Individual Annuities	167	151	11%	—	—	—	167	151	11%
Sub-Total	173	157	10%	2	2	0%	175	159	10%
DWP Rebates	234	252	(7)%	—	—	—	234	252	(7)%
Total	407	409	(0)%	2	2	0%	409	411	(0)%

Business to Business:
Corporate Pensions	56	40	40%	31	31	0%	87	71	23%
Individual Annuities	49	48	2%	—	—	—	49	48	2%
Bulk Annuities	215	139	55%	—	—	—	215	139	55%
Total	320	227	41%	31	31	0%	351	258	36%

Intermediated Distribution :
Individual Pensions	21	16	31%	5	5	0%	26	21	24%
Corporate Pensions	10	65	(85)%	2	2	0%	12	67	(82)%
Life - With Profit Bond	33	54	(39)%	—	—	—	33	54	(39)%
Life - Other Bond	226	142	59%	—	—	—	226	142	59%
Life - Other	—	—	—	1	1	0%	1	1	0%
Individual Annuities	269	228	18%	—	—	—	269	228	18%
Sub-Total	559	505	11%	8	8	0%	567	513	11%
DWP Rebates	80	92	(13)%	—	—	—	80	92	(13)%
Total	639	597	7%	8	8	0%	647	605	7%

Partnerships :
Life - With Profit Bond	—	1	—	—	—	—	—	1	—
Life - Other	198	164	21%	—	—	—	198	164	21%
Individual Annuities	44	23	91%	—	—	—	44	23	91%
Bulk Annuities	25	—	—	—	—	—	25	—	—
Total	267	188	42%	—	—	—	267	188	42%

Total :
Individual Pensions	25	19	32%	7	7	0%	32	26	23%
Corporate Pensions	66	105	(37)%	33	33	0%	99	138	(28)%
Life - With Profit Bond	35	58	(40)%	—	—	—	35	58	(40)%
Life - Other Bond	226	142	59%	—	—	—	226	142	59%
Life - Other	198	164	21%	1	1	0%	199	165	21%
Individual Annuities	529	450	18%	—	—	—	529	450	18%
Bulk Annuities	240	139	73%	—	—	—	240	139	73%
Sub-Total	1,319	1,077	22%	41	41	0%	1,360	1,118	22%
DWP Rebates	314	344	(9)%	—	—	—	314	344	(9)%
Total UK Insurance Operations	1,633	1,421	15%	41	41	0%	1,674	1,462	15%

European Insurance Operations : (1b)
Insurance Products	39	19	105%	—	—	—	39	19	105%
Total European Insurance Operations	39	19	105%	—	—	—	39	19	105%

Total UK & European Insurance Operations	1,672	1,440	16%	41	41	0%	1,713	1,481	16%

US Insurance Operations : (1b)
Fixed Annuities	165	332	(50)%	—	—	—	165	332	(50)%
Fixed Index Annuities	127	71	79%	—	—	—	127	71	79%
Variable Annuities	548	473	16%	—	—	—	548	473	16%
Life	4	1	300%	2	2	0%	6	3	100%
Sub-Total Retail	844	877	(4)%	2	2	0%	846	879	(4)%
Guaranteed Investment Contracts	50	19	163%	—	—	—	50	19	163%
GIC - Medium Term Note	360	292	23%	—	—	—	360	292	23%
Total US Insurance Operations	1,254	1,188	6%	2	2	0%	1,256	1,190	6%

Asian Insurance Operations : (1b)
China	1	3	(67)%	4	3	33%	5	6	(17)%
Hong Kong	52	52	0%	17	16	6%	69	68	1%
India (@26%) (6)	1	1	0%	18	11	64%	19	12	58%
Indonesia	15	13	15%	7	9	(22)	22	22	0%
Japan	5	3	67%	1	2	(50)%	6	5	20%
Korea	4	18	(78)%	27	13	108%	31	31	0%
Malaysia	2	2	0%	12	8	50%	14	10	40%
Singapore	45	50	(10)%	11	10	10%	56	60	(7)%
Taiwan	24	10	140%	22	30	(27)%	46	40	15%
Other (4)	2	2	0%	8	8	0%	10	10	0%
Total Asian Insurance Operations	151	154	(2)%	127	110	15%	278	264	5%

Group Total	3,077	2,782	11%	170	153	11%	3,247	2,935	11%

Schedule 2

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2005

INVESTMENT OPERATIONS

	Opening FUM	Gross inflows	Redemptions	Net inflows	Other movements	Market & currency movements	Net movement in FUM		Closing FUM
	£m	£m	£m	£m	£m	£m	£m		£m
2005
M&G
Retail	11,613	801	(581)	220	—	33	253		11,866
Institutional(5)	17,092	1,291	(251)	1,040	69	(6)	1,103		18,195
Total M&G	28,705	2,092	(832)	1,260	69	27	1,356		30,061

Asia
India	2,144	2,699	(2,930)	(231)	(21)	47	(205)		1,939
Taiwan	1,797	730	(893)	(163)	—	50	(113)		1,684
Korea	1,426	672	(358)	314	(19)	78	373		1,799
Japan	1,638	430	(65)	365	—	(71)	294		1,932
Other Mutual Fund Operations	583	86	(174)	(88)	—	(14)	(102)		481
Total Asian Mutual Fund Operations	7,588	4,617	(4,420)	197	(40)	90	247		7,835
Hong Kong MPF Products (@36%) (6)	244	18	(6)	12	—	(1)	11		255
Total Asian Investment Operations	7,832	4,635	(4,426)	209	(40)	89	258		8,090

Total Investment Products	36,537	6,727	(5,258)	1,469	29	116	1,614		38,151

	Opening FUM	Gross inflows	Redemptions	Net inflows	Other movements	Market & currency movements	Net movement in FUM		Closing FUM
	£m	£m	£m	£m	£m	£m	£m		£m
2004
M&G
Retail	10,144	357	(364)	(7)	—	100	93		10,237
Institutional(5)	14,048	365	(1,244)	(879)	98	154	(627)		13,421
Total M&G	24,192	722	(1,608)	(886)	98	254	(534)		23,658

Asia
India	2,049	2,143	(2,326)	(183)	(20)	39	(164)		1,885
Taiwan	2,666	1,890	(1,717)	173	—	46	219		2,885
Korea	933	618	(459)	159	(5)	(24)	130		1,063
Japan	411	103	(29)	74	—	2	76		487
Other Mutual Fund Operations	341	138	(68)	70	—	10	80		421
Total Asian Mutual Fund Operations	6,400	4,892	(4,599)	293	(25)	73	341		6,741
Hong Kong MPF Products (@36%) (6)	196	17	(5)	12	—	(2)	10		206
Total Asian Investment Operations	6,596	4,909	(4,604)	305	(25)	71	351		6,947

Total Investment Products	30,788	5,631	(6,212)	(581)	73	325	(183)		30,605

	Opening FUM	Gross inflows	Redemptions	Net inflows	Other movements	Market & currency movements	Net movement in FUM		Closing FUM
	%	%	%	%	%	%	%		%
2005 movement relative to 2004
M&G
Retail	14%	124%	(60)%	3243%	—	(67)%	172%		16%
Institutional(5)	22%	254%	80%	218%	(30)%	(104)%	276%		36%
Total M&G	19%	190%	48%	242%	(30)%	(89)%	354%		27%

Asia
India	5%	26%	(26)%	(26)%	(5)%	21%	(25)%		3%
Taiwan	(33)%	(61)%	48%	(194)%	—	9%	(152)%		(42)%
Korea	53%	9%	22%	97%	(280)%	425%	187%		69%
Japan	299%	317%	(124)%	393%	—	(3650)%	287%		297%
Other Mutual Fund Operations	71%	(38)%	(156)%	(226)%	—	(240)%	(228)%		14%
Total Asian Mutual Fund Operations	19%	(6)%	4%	(33)%	(60)%	23%	(28)%		16%
Hong Kong MPF Products (@36%) (6)	24%	6%	(20)%	0%	—	50%	10%		24%
Total Asian Investment Operations	19%	(6)%	4%	(31)%	(60)%	25%	(26)%		16%

Total Investment Products	19%	19%	15%	353%	(60)%	(64)%	982%		25%

							2005 Q1 YTD	2004 Q1 YTD	+/- (%)
							£m	£m
US (7)

Curian Capital
External Funds under Administration							642	237	171%

Schedule 3

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2005 VERSUS QUARTER 4 2004(8)

INSURANCE OPERATIONS

	Single			Regular			Total
	Q1 2005	Q4 2004	+/- (%)	Q1 2005	Q4 2004	+/- (%)	Q1 2005	Q4 2004	+/- (%)
	£m	£m		£m	£m		£m	£m

UK Insurance Operations :
Direct to Customer:
Individual Pensions	4	2	100%	2	2	0%	6	4	50%
Life - With Profit Bond	2	2	0%	—	—	—	2	2	0%
Individual Annuities	167	166	1%	—	—	—	167	166	1%
Sub-Total	173	170	2%	2	2	0%	175	172	2%
DWP Rebates	234	13	1700%	—	—	—	234	13	1700%
Total	407	183	122%	2	2	0%	409	185	121%

Business to Business:
Corporate Pensions	56	45	24%	31	33	(6)%	87	78	12%
Individual Annuities	49	68	(28)%	—	—	—	49	68	(28)%
Bulk Annuities	215	222	(3)%	—	—	—	215	222	(3)%
Total	320	335	(4)%	31	33	(6)%	351	368	(5)%

Intermediated Distribution :
Individual Pensions	21	10	110%	5	1	400%	26	11	136%
Corporate Pensions	10	7	43%	2	2	0%	12	9	33%
Life - With Profit Bond	33	43	(23)%	—	—	—	33	43	(23)%
Life - Other Bond	226	250	(10)%	—	—	—	226	250	(10)%
Life - Other	—	—	—	1	1	0%	1	1	0%
Individual Annuities	269	326	(17)%	—	—	—	269	326	(17)%
Sub-Total	559	636	(12)%	8	4	100%	567	640	(11)%
DWP Rebates	80	(3)	2767%	—	—	—	80	(3)	2767%
Total	639	633	1%	8	4	100%	647	637	2%

Partnerships :
Life - With Profit Bond	—	—	—	—	—	—	—	—	—
Life - Other	198	214	(7)%	—	—	—	198	214	(7)%
Individual Annuities	44	53	(17)%	—	—	—	44	53	(17)%
Bulk Annuities	25	1,108	(98)%	—	—	—	25	1,108	(98)%
Total	267	1,375	(81)%	—	—	—	267	1,375	(81%)

Total :
Individual Pensions	25	12	108%	7	3	133%	32	15	113%
Corporate Pensions	66	52	27%	33	35	(6)%	99	87	14%
Life - With Profit Bond	35	45	(22)%	—	—	—	35	45	(22)%
Life - Other Bond	226	250	(10)%	—	—	—	226	250	(10)%
Life - Other	198	214	(7)%	1	1	0%	199	215	(7)%
Individual Annuities	529	613	(14)%	—	—	—	529	613	(14)%
Bulk Annuities	240	1,330	(82)%	—	—	—	240	1,330	(82)%
Sub-Total	1,319	2,516	(48)%	41	39	5%	1,360	2,555	(47)%
DWP Rebates	314	10	3040%	—	—	—	314	10	3040%
Total UK Insurance Operations	1,633	2,526	(35)%	41	39	5%	1,674	2,565	(35)%

European Insurance Operations : (8)
Insurance Products	39	18	117%	—	1	—	39	19	105%
Total European Insurance Operations	39	18	117%	—	1	—	39	19	105%

Total UK & European Insurance Operations	1,672	2,544	(34)%	41	40	3%	1,713	2,584	(34)%

US Insurance Operations : (8)
Fixed Annuities	165	282	(41)%	—	—	—	165	282	(41)%
Fixed Index Annuities	127	136	(7)%	—	—	—	127	136	(7)%
Variable Annuities	548	492	11%	—	—	—	548	492	11%
Life	4	6	(33)%	2	3	(33)%	6	9	(33)%
Sub-total Retail	844	916	(8)%	2	3	(33)%	846	919	(8)%
Guaranteed Investment Contracts	50	74	(32)%	—	—	—	50	74	(32)%
GIC - Medium Term Note	360	48	650%	—	—	—	360	48	650%
Total US Insurance Operations	1,254	1,038	21%	2	3	(33)%	1,256	1,041	21%

Asian Insurance Operations : (8)
China	1	3	(67)%	4	5	(20)%	5	8	(38)%
Hong Kong	52	94	(45)%	17	23	(26)%	69	117	(41)%
India (@26%) (6)	1	1	0%	18	8	125%	19	9	111%
Indonesia	15	11	36%	7	8	(13)%	22	19	16%
Japan	5	5	0%	1	2	(50)%	6	7	(14)%
Korea	4	6	(33)%	27	20	35%	31	26	19%
Malaysia	2	2	0%	12	22	(45)%	14	24	(42)%
Singapore	45	45	0%	11	16	(31)%	56	61	(8)%
Taiwan	24	24	0%	22	48	(54)%	46	72	(36)%
Other (4)	2	2	0%	8	10	(20)%	10	12	(17)%
Total Asian Insurance Operations	151	193	(22)%	127	162	(22)%	278	355	(22)%

Group Total	3,077	3,775	(18)%	170	205	(17)%	3,247	3,980	(18)%

INVESTMENT OPERATIONS

	M&G (5)			Asia Mutual Funds			Hong Kong MPF Products (6)			Total Investment Products
	Q1 2005	Q4 2004	+/- (%)	Q1 2005	Q4 2004	+/- (%)	Q1 2005	Q4 2004	+/- (%)	Q1 2005	Q4 2004	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m

Opening FUM	28,705	25,876	11%	7,588	6,540	16%	244	232	5%	36,537	32,648	12%

Gross inflows	2,092	2,393	(13)%	4,617	5,051	(9)%	18	17	6%	6,727	7,460	(10)%
Less redemptions	(832)	(1,006)	17%	(4,420)	(4,121)	(7)%	(6)	(5)	(20)%	(5,258)	(5,132)	(2)%
Net flows	1,260	1,387	(9)%	197	930	(79)%	12	11	9%	1,469	2,328	(37)%
Other movements	69	122	(43)%	(40)	(11)	(264)%	—	—	—	29	111	(74)%
Market and currency movements	27	1,321	(98)%	90	129	(30)%	(1)	0	—	116	1,450	(92)%

Net movement in FUM	1,356	2,830	(52)%	247	1,048	(76)%	11	12	(8)%	1,614	3,889	(58)%

Closing FUM	30,061	28,705	5%	7,835	7,588	3%	255	244	5%	38,151	36,538	4%

Notes to Schedules :

(1a)         Insurance and investment new business for overseas operations have been translated using constant exchange rates for both reporting periods. The applicable rate for Jackson National Life is US dollars 1.89 per 1 GB pound, being the average exchange rate for the first quarter of 2005. JNL’s results, as reported in GB pounds, are affected by movements in the exchange rate between the GB pound and US dollar.  Prudential does use actual exchange rates prevailing during reporting periods to translate JNL’s results into GB pounds, as set out in note 1b below.  However, in order to illustrate underlying performance, Prudential also discusses JNL’s results in terms of constant exchange rate (CER) growth where relevant.  This represents growth calculated as if the exchange rate used to determine JNL’s results in GB pounds in 2005 was also the rate used to determine JNL’s results in GB pounds in 2004.

(1b)        Insurance and investment new business for overseas operations have been translated using actual exchange rates for each reporting period. The applicable rates for Jackson National Life are, for 2005, US dollars 1.89 per 1 GB pound, being the average exchange rate for the first quarter of 2005, and for 2004, US dollars 1.84 per 1 GB pound, being the average exchange rate for the first quarter of 2004.

(2)               Represents cash received from sale of investment products.

(3)               Not used.

(4)               In Asia, ‘Other’ insurance operations include Thailand, the Philippines and Vietnam.

(5)               Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(6)               New business in India is included at Prudential’s 26% interest in the India life operation.  Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential’s 36% interest in the Hong Kong MPF operation.

(7)               Curian Capital figures for both 2005 and 2004 have been translated at US dollars 1.89 per 1 GB pound, being the exchange rate at March 31, 2005.

(8)               Sales are translated using the year to date average exchange rates applicable at the time of reporting. The GB pound results for individual quarters represent the difference between the year to date reported GB pounds results at successive quarters and will include foreign exchange movements from earlier periods.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prudential Public Limited Company

By: /s/ John Foley

Name:	John Foley

Title:	Managing Director, Prudential Finance

Date: July 11, 2005